SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 18, 2016 re TAT Technologies Ltd. Reports Third Quarter 2016 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2016 Results

GEDERA, Israel, November 18, 2016 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and nine month periods ended September 30, 2016.

Financial Highlights for the Third quarter of 2016 (unaudited):

•	Total Revenue: $23.7 million compared to $22 million in the third quarter of 2015.

•	Operating income: $1.5 million compared to $0.5 million in the third quarter of 2015.

•	EBITDA: $2.4 million compared to $1.1 million in the third quarter of 2015.

•	Net income: $0.9 million compared to $0.2 million in the third quarter of 2015.

•	Earnings per share basic and diluted: $0.1 per share compared to $0.02 per share in the third quarter of 2015.

•	Net cash provided by (used in) operating activities: $2.2 million compared to $(0.1) million in the third quarter of 2015.

•
Dividend distribution: on August 9, 2016, the company distributed to shareholders a cash dividend in the total amount of $3.0 million.

 During the second quarter of 2016, the Company recorded an accrual, related to tax expenses, of approximately $2.4 million of which $ 2 million is related to a deferred tax liability for future distribution of earnings from foreign subsidiaries of the Company, since the Company's Board of Directors considers future distribution of dividends from these earnings to the Company's shareholders.

Mr. Igal Zamir, TAT’s President & CEO commented; “We are pleased with the 2016 third quarter financial results, reflecting improved profitability mainly due to operational efficiencies improvements. Piedmont completed the move to its new, state of the art landing gears and materials plating facility adding new capabilities, Limco continues to enjoy strong demand with increasing growth opportunities in Heat Exchangers MRO and our OEM Heat Exchangers business enjoys a strong backlog.”

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of products and services to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine blades and components

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components including heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2016	2015
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,227	$18,688
Short-term bank deposits	951	8,122
Accounts receivable, net	22,639	19,151
Other current assets and prepaid expenses	3,333	3,025
Inventory, net	37,974	36,664

Total current assets	83,124	85,650

NON-CURRENT ASSETS:
Investment in affiliates	507	169
Funds in respect of employee rights upon retirement	2,598	2,626
Deferred income taxes	530	890
Intangible assets, net	1,213	1,314
Property, plant and equipment, net	21,172	18,934

Total non-current assets	26,020	23,933

Total assets	$109,144	$109,583

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	8,537	7,022
Accrued expenses	8,673	7,815
Total current liabilities	17,210	14,837

NON CURRENT LIABILITIES:
Other long-term liabilities	66	189
Liability in respect of employee rights upon retirement	2,931	2,871
Deferred income taxes	1,715	262

Total non-current liabilities	4,712	3,322

Total liabilities	21,922	18,159

EQUITY:
Share capital	2,797	2,793
Additional paid-in capital	64,719	64,529
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	155	(4)
Retained earnings	21,639	26,194
Total shareholders' equity	87,222	91,424

Total liabilities and shareholders' equity	$109,144	$109,583

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Products	$6,940	$8,254	$22,950	$22,980	$31,339
Services	16,705	13,694	47,859	40,924	54,268
	23,645	21,948	70,809	63,904	85,607

Cost of goods:
Products	5,147	7,003	18,179	18,591	24,466
Services	13,605	11,547	39,407	33,946	47,476
	18,752	18,550	57,586	52,537	71,942
Gross Profit	4,893	3,398	13,223	11,367	13,665

Operating expenses:
Research and development, net	213	247	951	570	890
Selling and marketing	911	647	2,868	2,130	2,903
General and administrative	2,300	2,033	7,392	5,981	8,469
Other loss (income)	(18)	(1)	(21)	-	631
Gain on bargain purchase					(4,833)
	3,406	2,926	11,190	8,681	8,060
Operating income	1,487	472	2,033	2,686	5,605

Financial (expenses) income, net	(60)	17	(92)	(232)	(349)

Income before taxes on income	1,427	489	1,941	2,454	5,256

Taxes on income	537	317	3,445	1,099	644

Income (loss) before equity investment	890	172	(1,504)	1,355	4,612

Share in results and sale of equity investment of affiliated companies	(37)	-	(51)	1,491	1,237

Net income (loss)	$853	$172	$(1,555)	$2,846	$5,849

Basic and diluted income (loss) per share

Net income (loss) per share	$0.10	$0.02	$(0.18)	$0.32	$0.66

Weighted average number of shares outstanding
Basic	8,828,444	8,808,344	8,828,444	8,808,344	8,808,344
Diluted	8,837,714	8,810,824	8,829,894	8,809,844	8,810,689

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$853	$172	$(1,555)	$2,846	$5,849
Other comprehensive income
Net unrealized gains (losses) from derivatives	181	-	373	-	(5)
Reclassification adjustments for gains included in net income and inventory	(93)	-	(214)	-	1
Total other comprehensive income (loss)	$941	$172	$(1,396)	$2,846	$5,845

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$853	$172	$(1,555)	$2,846	$5,849

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	929	675	2,660	1,890	2,781
Gain on sale of property, plant and equipment	(19)	-	(18)	-	-
Interest from short-term bank deposits and restricted deposits	-	(5)	(11)	(20)	(33)
Loss (gain) from change in fair value of derivatives	(122)	-	(170)	-	10
Provision for doubtful accounts	10	144	53	144	206
Share in results and sale of equity investment of affiliated Company	37	-	51	(1,491)	(1,237)
Share based compensation	37	11	64	26	38
Gain on bargain purchase	-	-	-	-	(4,833)
Liability in respect of employee rights upon retirement	47	(68)	60	53	28
Deferred income taxes, net	(287)	30	1,813	672	(21)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(44)	(1,261)	(3,541)	(3,903)	(2,375)
Decrease (increase) in other current assets and prepaid expenses	(913)	35	31	(276)	(85)
Decrease (increase) in inventory	(862)	779	(1,367)	(418)	(571)
Increase (decrease) in trade accounts payable	1,503	(396)	1,379	(801)	436
Increase (decrease) in accrued expenses	1,013	(236)	1,358	1,052	525
Increase (decrease) in other long-term liabilities	(1)	39	(123)	25	15
Net cash provided by (used in) operating activities	$2,181	$(81)	$684	$(201)	$733

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiary, net of cash acquired	-	-	-	-	(1,796)
Investment in affiliated company	(376)	-	(389)	-	-
Proceeds from sale of equity investment of affiliated Company	-	-	-	3,624	3,624
Funds in respect of employee rights upon retirement	98	76	75	(61)	8
Proceeds from sale of property and equipment	17	3	18	9	9
Purchase of property and equipment	(1,078)	(745)	(4,661)	(2,444)	(3,315)
Investments in short-term deposits	-	-	-	-	(8,109)
Maturities of short-term deposits	5,182	-	7,182	-	5,109
Cash flows provided by (used in) investing activities	$3,843	$(666)	$2,225	$1,128	$(4,470)

Cash flows used in financing activities	$(3,500)	-	$(3,370)	-	$(469)

Net increase (decrease) in cash and cash equivalents	2,524	(747)	(461)	927	(4,206)

Cash and cash equivalents at beginning of period	15,703	24,568	18,688	22,894	22,894

Cash and cash equivalents at end of period	$18,227	$23,821	$18,227	$23,821	$18,688

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: November 18, 2016